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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

           MITSUI INCREASE THE INVESTMENT IN UNITED AUTO GROUP, INC.

                       PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 18, 2004
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Commission File Number    09929
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                               MITSUI & CO., LTD.
                               ------------------
                (Translation of registrant's name into English)

           2-1, Ohtemachi 1-chrome Chivoda-ku, Tokyo 100-0004  Japan
           ---------------------------------------------------------
                    (Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  x     Form 40-F
                                 -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                              Yes        No   x
                                  -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004


                                   MITSUI & CO., LTD.

                                   By: /s/ TASUKU KONDO
                                       ----------------------------------------
                                       Name: Tasuku Kondo
                                       Title: Executive Director
                                              Senior Executive Managing Officer
                                              Chief Financial Officer

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                                                               February 18, 2004

FOR IMMEDIATE RELEASE

                                                              Mitsui & Co., Ltd.

           Mitsui increase the investment in United Auto Group, Inc.


     Mitsui & Co., Ltd. ("Mitsui") and its wholly owned subsidiary Mitsui & Co. (U.S.A.), Inc. announced today of entering into a Purchase Agreement to purchase 4,050,000 shares of common stock of United Auto Group, Inc. ("UAG"), one of the leading automotive specialty retailers and the second largest dealership group in the U.S.A. based on revenues in 2002, in a private placement for approximately US$120 million. The transaction, which is subject to UAG's shareholder approval, required governmental approval and other customary conditions, is expected to close by the end of March 2004.

     Upon closing of the transaction, Mitsui's beneficial ownership of outstanding common stock in UAG will become approximately 16% from current 7.6%. As part of this transaction, Mitsui will nominate an officer and a member of board of directors to the company.

     Mitsui is focusing to strengthen their investments in retail automotive area, and this investment is a part of such strategy.

                                               Inquiries should be addressed to:

                                                                    Norio Kozuka

                                               Corporate Communications Division

                                                              Mitsui & Co., Ltd.

                          Telephone: +81-3-3285-7596, Facsimile: +81-3-3285-9819

                                                     E-mail: N.Kozuka@mitsui.com